Exhibit 99.8

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL TO TRADE ON THE CSE

Vancouver, BC, 22 February 2018 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) today announced that its application to list its shares on the Canadian Securities Exchange (the "CSE") has been accepted on the condition that the Company complete a US$ 1 Million working capital financing and finalize and submit final disclosures, fees and application documentation. Upon satisfaction of these conditions a trading date will be set and a trading symbol assigned.

About the CSE: The Canadian Securities Exchange, "The Exchange for Entrepreneurs", became recognized as a stock exchange in 2004 and provides a modern and efficient alternative for companies looking to access the Canadian public capital markets.

The Company's Vice President, Byron Tsokas said of the news: "Listing on the CSE will mark a significant milestone for the Company, and we anticipate it will attract new investors and offer additional liquidity”.

On behalf of the Company,
Richard L. McAdoo
Chief Executive Officer

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any of the Company's plans, intentions, or objectives or similar forward looking statements described herein. In this release, there are no assurances that the Company will be able to meet the conditions for listing. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the US SEC available at www.sec.gov. The Company assumes no obligation to update the information in this release.